Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2007

Chris Mao Peng
Chief Executive Officer
China Biopharmaceuticals Holdings, Inc.
Suite 602, China Life Tower
No. 16, Chaowai Street
Beijing, China

Re: Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
**   Filed August 28, 2006**
**   Form 10-QSB for the Period Ended September 30, 2006**
**   Filed November 14, 2006**
**   File Number: 000-09987**

Dear Mr. Peng:

       We have reviewed your February 13, 2007 response to our November 6, 2006
letter and have the following comments. In our comments, we ask you to provide us with
additional information so we may better understand your disclosures. After reviewing
this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Critical Accounting Policies, page 23

(2) Accounts Receivable, page 24

1.	We read your response to comment one. Please confirm that you will include the roll forward in the 2006 10-KSB. Also verify that you did not have any write-offs that resulted in a reduction to the "Provision for year 2005."

Consolidated Financial Statements

Statements of Cash Flows, page F-6

2.	We read your response to comment two. We believe that additional disclosure regarding this reclassification would be useful to investors. Please confirm that you will include an explanatory note in the 2006 10-KSB that describes this reclassification.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Significant Accounting Policies, page F-8

Revenue and Revenue Recognition, page F-10

3.	We read your response to comment four. Please confirm that you will include the additional disclosure provided in the 2006 10-KSB. Also further clarify for us that all milestones are substantive and not derived solely from arriving at a "specific date" as included in the first sentence of your response.

4.	We read your response to comment five. Please confirm that you will disclose the breakout of revenue from sales of product in the 2006 10-KSB.

Note 15 – Business Combinations, page F-23

	We read your response to comment seven. Please provide to us a better description of the "appraisal" used to determine your stock price at the time you revised the purchase price of the acquisition as described in your response. Please better explain to us what the "bid" price of the stock represents, i.e. how was the bid determined. We recognize that an allocation period may be required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. However, we continue to believe that the original purchase price should have been based on the consideration given at the time of the acquisition as determined by the fair value of the shares issued at that time and not a retrospective fair value analysis of that consideration.

Form 10-QSB – September 30, 2006

Consolidated Statements of Cash Flows, page 5

5.   Please explain to us how the receivable from Enshi's former shareholders represents an investing activity given that the activity that generated this receivable seems to be the recovery of a dividend-like payment.

Note 8 – Related Parties Transactions, page 18

Short Term Loans – Related Parties, page 20

6.   Please explain to us why the "Term" in your table for these short term loans is disclosed as long term. In addition, please explain to us why the line item "Proceeds from short term loans – related parties" in the statement of cash flows reflects payments on these short term loans.

Note 15 – Business Combinations, page 24

Divestiture of Suzhou Hengyi, page 26

7.   The operating results of a discontinued operation should be reported separately, net of applicable income taxes, for all periods presented, including any gain or loss recognized. Please provide us with a revised income statement which presents the gain from discontinued operations in accordance with SFAS 144. In addition, please tell us how the gain of $96,869 was calculated. Finally, please tell us what the 'discontinued operations effect' on the statement of cash flows represents and how it was calculated. Please confirm whether the cash flows generated from discontinued operations have been included with the cash flows from continuing operations for operating and financing activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies, page 32

Accounts Receivable, page 32

8.   We read your response to comment 12. Please confirm that you will include a discussion of your days sales outstanding and an aging of your accounts receivable in the 2006 10-KSB.

Liquidity and Capital Resources, page 38

9.   Please confirm that you will remove the explanation of "dividend paid to
        shareholders" within your discussion for net cash used in investing activities in
        the 2006 10-KSB since you have now classified this as a financing activity.

Form 8-K filed July 5, 2006

10.   We read your response to comment 13. Please tell us when you plan to file the
        amendment to the Form 8-K.

                                    *   *   *   *

        Please provide us the additional information requested within 10 business days or
tell us when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comments. Detailed cover letters greatly facilitate
our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim
Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions
regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant